UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 20, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Form 20-F: ☒	Form 40-F: ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis announces new CEO of Oncology Business Unit

  Susanne Schaffert, Ph.D., President, AAA, an established Novartis executive, named new CEO, Novartis Oncology

Basel, December 20, 2018 - Novartis announced today that Susanne Schaffert, Ph.D., currently President, Advanced Accelerator Applications (AAA), a Novartis company, has been appointed CEO Novartis Oncology. She will report to Vas Narasimhan, CEO, Novartis, and will join the Executive Committee on January 1, 2019. Liz Barrett will be stepping down as CEO of Novartis Oncology effective December 31, 2018.

Vas Narasimhan, CEO, Novartis, said: "I would like to thank Liz for her leadership and her contributions to our business and our patients this past year. She made a significant positive impact on the organization in a relatively short time and I wish her the very best in her future endeavors. As testament to our pipeline of talent, I am delighted that Susanne Schaffert, current president of AAA and a long-time Oncology and Novartis executive, has accepted the role of CEO, Oncology. Susanne is a successful business leader with very deep expertise in Oncology, an unwavering commitment to patients, and a strong track record of inspiring talent and building empowered, high performing organizations. She has our full support and confidence as we continue to invest in both our internal pipeline as well as external assets to strengthen our presence."

Regarding her appointment, Susanne Schaffert said: "Becoming CEO of Novartis Oncology is a great honor and I am humbled to be given the opportunity to lead one of the top-tier oncology businesses in the world. There is still much work to be done to help people with cancer live longer and better lives and I am excited to reimagine medicine together with my colleagues at Novartis."

Susanne Schaffert joined Novartis more than 20 years ago and has spent the last six years in the Oncology business in leadership roles, including Region Head, Novartis Oncology Europe, where she led that organization through 5 years of sustained growth (excluding Glivec® which lost exclusivity during this period). Earlier this year she was appointed President, AAA, launching Lutathera®, a radioligand therapy for the treatment of certain cancers, in the U.S. and E.U. Also during her tenure in Oncology, she was instrumental in the GSK Oncology integration and served on the Board of Directors of the Consumer Health joint venture between Novartis and GSK until early 2018. In addition, Susanne was Head of Investor Relations, Novartis, from 2010-2013. She transitioned back to Oncology in 2013, and has been a member of the Global Novartis Oncology Leadership Team since then. Prior to 2010, Susanne worked in Sales and Marketing in both the pharmaceuticals and oncology business units. She received her master's degree and PhD in chemistry from University Erlangen, Germany.

Liz Barrett said: "After much personal reflection, it became clear that my family would be unable to relocate to Basel where the Oncology headquarters is based. Therefore, I decided to accept a new role as CEO of a U.S. based biotech. I want to thank Vas for the opportunity to work at this great company and to everyone in Oncology for their commitment to transforming cancer for patients and their families. I am confident that under Susanne's leadership, Novartis will continue to expand its impact in Oncology."

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as "will," "commitment," "continue," "pipeline," or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that Novartis will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions, divestments and reorganizations of recent years may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products; our ability to obtain or maintain proprietary intellectual property protection on key products; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; uncertainties regarding actual or potential legal proceedings; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis
Novartis is reimagining medicine to improve and extend people's lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world's top companies investing in research and development. Novartis products reach nearly 1 billion people globally and we are finding innovative ways to expand access to our latest treatments. About 125 000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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Novartis Media Relations
Central media line: +41 61 324 2200
E-mail: media.relations@novartis.com

Eric Althoff Novartis Global Media Relations +41 79 593 4202 (mobile) eric.althoff@novartis.com	Julie Masow Novartis Oncology Media Relations +1 862 579 8456 (mobile) julie.masow@novartis.com

Sreejit Mohan Novartis External Communications +41 79 747 9157 (mobile) sreejit.mohan@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 20, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting